82-1252

NESTLÉ S.A.




06012611

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

SUPPL

Vevey, 7th April 2006

Ladies and Gentlemen,

Please find enclosed the following documents regarding Nestlé S.A.:

- Copy of the communication to the SWX Stock Exchange, dated 7th April 2006 (sent by E-Mail)
- Invitation to the General Meeting of Shareholders of Nestlé S.A., as published on 6th March 2006

The Company hereby furnishes these documents to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (telephone : +41 21 924 3217; e-mail : bernard.daniel@nestle.com) should you have any questions.

Yours sincerely,

Nestlé S.A.

Bernard Daniel
Secretary General

Encl: mentioned

dlw 4/17

NESTLÉ S.A.

SWX Swiss Exchange
by e-mail:
meldepflichten@swx.com

Vevey, 7th April 2006

Reporting obligations regarding the maintenance of listing of the Nestlé S.A. share (*Checklist reference numbers 3.01 and 3.04*)

Ladies and gentlemen,

The General Meeting of Shareholders of Nestlé S.A. was held in Lausanne, Switzerland, on 6th April 2006.

The agenda items (please see attachment) submitted to the shareholders were decided on as follows:

1 : approved
2 : approved
3 : approved
4 : approved
5 : approved
6 : approved

The next General Meeting of Shareholders of Nestlé S.A. will be held on **19th April 2007.**

Payment date of dividend and ex-dividend trading date: 12th April 2006.

Please do not hesitate to contact me, should you have any further queries.

Yours sincerely,



Bernard DANIEL
Secretary General

Encl: Invitation to the Annual General Meeting of Shareholders (as published on 6th March 2006)
Agenda

Cham and Vevey, March 6, 2006

Invitation to the Annual General Meeting

Dear Sir or Madam,

We have the honour to invite you to the

139th Annual General Meeting

to be held on Thursday, April 6, 2006, at 2.30 p.m. at the "Palais de Beaulieu" in Lausanne, Switzerland.

Agenda and proposals of the Board of Directors

1 **2005 annual report; accounts of Nestlé S.A. and of the Nestlé Group; reports of the auditors**
Proposal
Approval of the 2005 annual report, of the accounts of Nestlé S.A. and of the consolidated accounts of the Nestlé Group

2 **Release of the Board of Directors and of the Management**
Proposal
Release of the members of the Board of Directors and of the Management

3 **Decision on the appropriation of profits resulting from the balance sheet of Nestlé S.A.**
Proposal

Retained earnings	
Balance brought forward from 2004	CHF 383 115
Profit for the year 2005	CHF 4 437 571 693
	CHF 4 437 954 808
Proposed appropriation	
Dividend for 2005, CHF 9.– per share on 388 233 546 shares	CHF 3 494 101 914
Dividend for 2005, CHF 9.– per share on 4 007 359 shares reserved for the option rights which may be exercised in the year 2006, on 2 230 300 shares to cover warrants and on 1 372 101 shares held for trading purposes	CHF 68 487 840
	CHF 3 562 589 754
Balance to be carried forward	CHF 875 365 054

4 Capital Reduction and consequent Amendment to Article 5 of the Articles of Association

Proposal

As announced in connection with the CHF 1 billion share buy-back program launched on July 4, 2005, the Board of Directors proposes, in order to conclude such program, to reduce the share capital by CHF 2784300 through the cancellation of 2784300 registered shares with a nominal value of CHF 1 each. Consequently, Article 5 of the Articles of Association of the Company will be amended as follows:

Article 5 Share capital

The share capital is CHF 400735700 (CHF four hundred million seven hundred and thirty-five thousand seven hundred) divided into 400735700 fully paid up registered shares having a nominal value of CHF 1 each.

Explanation

As a result of its share buy-back program launched on July 4, 2005, Nestlé S.A. had by October 31, 2005, repurchased a total of 2784300 shares at an average price of CHF 359.16 per share on a second trading line on virt-x.

Nestlé also holds 7550600 "reserve shares", which were issued by resolution of the Annual General Meeting in 1989 to cover conversion or option rights resulting from future bond issues, or to be used for other purposes in the interests of the Company as decided by the Board of Directors. The "reserve shares" were paid up at their nominal value, but were never allotted at market price. These shares are presently earmarked for Nestlé Group remuneration plans in Nestlé S.A. shares and stock options thereon.

In connection with the share buy-back, the Board of Directors proposes to cancel 2784300 "reserve shares", i.e. the same number of shares as were repurchased on the second trading line. The share capital in Article 5 of the Articles of Association will be reduced accordingly. The 2784300 shares bought back on the second trading line will be used for the purpose of hedging Nestlé Group remuneration plans in Nestlé S.A. shares and stock option rights thereon.

In a special audit report for the Annual General Meeting, the Auditors KPMG Klynveld Peat Marwick Goerdeler S.A. have confirmed that the claims of the creditors are fully covered even after the capital reduction.

The capital reduction by cancellation of shares can only be accomplished, in particular, after publication of the notice to creditors in accordance with article 733 of the Swiss Code of Obligations. Such notice to creditors will be published after the Annual General Meeting in the Swiss Official Commercial Gazette.

5 Elections to the Board of Directors

Proposal

Re-election of Mr. Jean-Pierre Meyers and Mr. André Kudelski (each for the term stated in the Articles of Association, i.e. five years).

Election of Mrs Naina Lal Kidwai, Mr. Jean-René Fourtou and Mr. Steven George Hoch (each for the term stated in the Articles of Association, i.e. five years).

Explanation

The Board proposes the individual re-election of Mr. Jean-Pierre Meyers, French, born 1948, Vice-Chairman of L'Oréal S.A. (Paris), and Mr. André Kudelski, Swiss, born 1960, Chairman & Chief Executive Officer of Kudelski Group (Cheseaux). Mr. Nobuyuki Idei of Sony Group (Tokyo) has decided not to seek re-election as a Director.

The Board also proposes the individual election of Mrs. Naina Lal Kidwai, Indian, born 1957, Deputy Chief Executive Officer of Hong Kong and Shanghai Banking Corporation India (Mumbai), Mr. Jean-René Fourtou, French, born 1939, Chair-

man of the Supervisory Board of Vivendi Universal (Paris) and Mr. Steven George Hoch, U.S. and Swiss citizen, born 1954, Senior Partner of Highmount Capital (Boston), as Directors of Nestlé S.A.

The nominees have no material relationship with the Company other than the prospective Board seat and their shareholdings in the Company. They are considered independent. For further details on the nominees, see biographies on the internet (www.nestle.com).

6 Mandate by Shareholders to Board of Directors to Revise Articles of Association

Proposal

The Board of Directors asks the shareholders for a mandate to draft a proposal for a complete revision of the Articles of Association. The revised Articles shall reflect the changed legal environment. If this proposal is accepted, and unless legally challenged, the Articles of Association would be amended as follows:

Article 36 Transitional Provision

1 The Board of Directors is mandated to draft a proposal for a complete revision of the Articles of Association of the Company.

2 The revision of the Articles of Association of the Company will be submitted to the shareholders at the Annual General Meeting 2007 or later. The shareholders' resolution on such revision shall be passed by $^2/_3$ of the votes represented at that meeting; the supermajority and quorum requirements of Arts. 16 and 17 shall not apply tosuch a vote.

Explanation

Certain core provisions of the Nestlé Articles were introduced in 1989. The aim was broadly to be protected against hostile takeover attempts. At the time, Swiss law did not provide any specific legal framework to cover hostile takeovers, nor did it prescribe the disclosure of substantial shareholdings. This has changed in the meantime.

The Board of Directors, therefore, engaged into a process to evaluate a revision of the Articles of Association. In the summer of 2005, the Board of Directors commissioned a shareholder survey in order to better understand the prevailing views of its shareholders on this matter. While the survey showed that there are different views amongst the shareholders as to the specific direction of the revision, there was a large consensus in favour of a process that allows for a modernization of the Articles of Association. Therefore, today, the Board of Directors seeks a mandate from its shareholders to effect a complete revision of its Articles. While such a mandate is not required by law, the Board believes that this mandate is appropriate to enlist the full shareholder support.

Certain changes to the Articles of Association can only be made with an attendance quorum of $^2/_3$ of the total share capital of the Company and, in addition, a supermajority of $^3/_4$ of the shares represented at the relevant shareholders' meeting. Other decisions require the presence of one half of the share capital. In 1989, when the relevant provisions were introduced, the Nestlé shareholder base was predominantly Swiss, and Annual General Meetings were attended by a large number of shareholders. In the meantime, it has become clear that the attendance quorum is factually impossible to achieve even if all shareholders with voting rights were to attend a shareholders' meeting because currently more than one third of the Nestlé shares are not even recorded in the share register. The Board therefore proposes to go forward with the change of the Articles without regard to the attendance quorum. The $^3/_4$ supermajority requirement shall, however, apply for this resolution.

The actual revision of the Nestlé Articles will be put before the shareholders in 2007 or later, and will then be decided by $^2/_3$ of the votes represented at that meeting, i.e. the supermajority required by law for significant decisions of the General Meeting.

Admission cards

Admission cards can be ordered at any time prior to 12:00 a.m. (noon) on Thursday, March 30, 2006, at the latest, from the Share Transfer Office in Cham, Switzerland, by means of the enclosed reply form. The mailing of admission cards will start on Tuesday, March 21, 2006.

Only shareholders who are on record in the share register with voting rights on March 17, 2006, are entitled to exercise their voting rights.

Proxies

If you are unable to attend the General Meeting in person, you can be represented by another shareholder registered with voting rights, by Nestlé S.A. or by the independent representative pursuant to Article 689c of the Swiss Code of Obligations, Mr. Jean-Ludovic Hartmann, attorney, Boulevard de Pérolles 7, CH-1701 Fribourg, Switzerland. The enclosed reply form can be used to grant a proxy as well as to give voting instructions to the independent representative. If the independent representative does not receive written voting instructions for some or all of the proposals, he will vote in favour of the Board of Directors' proposals. Nestlé S.A. will only represent shareholders if they want to approve the proposals of the Board of Directors. All proxies with different instructions will be passed on to the independent representative. Signed proxies left blank will be deemed to be a mandate to Nestlé S.A. to vote in favour of the Board of Directors' proposals. The reply form can be sent to the Share Transfer Office in Cham or directly to the independent representative by using the appropriate envelope.

You will find enclosed the summary of the Management Report 2005 which will give you a brief overview of the financial results of the business year of the Company and of the Nestlé Group as a whole. If you wish to have more detailed information on the financial results and an insight into our different areas of activity, we invite you to order the full Management Report 2005, which will be available from March 16, 2006. For this purpose, please tick the appropriate box on the attached reply form. Should you also wish to receive the Half-yearly Report January/June 2006, which will be published in August 2006, we invite you to tick the corresponding box on the same reply form. These documents will also be available on the internet (www.nestle.com).

Please address all correspondence regarding the General Meeting to the Share Transfer Office of Nestlé S.A., P.O. Box 380, CH-6330 Cham, phone +41 41 785 20 20, fax +41 41 785 20 24.

Yours faithfully,

NESTLÉ S.A.
BOARD OF DIRECTORS



NESTLÉ S.A.

139th Annual General Meeting

on Thursday, April 6, 2006, at 2.30 p.m.
at the «Palais de Beaulieu» in Lausanne

Agenda:

1. 2005 annual report; accounts of Nestlé S.A. and of the Nestlé Group; reports of the auditors
2. Release of the Board of Directors and of the Management
3. Decision on the appropriation of profits resulting from the balance sheet of Nestlé S.A.
4. Capital Reduction and consequent Amendment to Article 5 of the Articles of Association
5. Elections to the Board of Directors
6. Mandate by Shareholders to Board of Directors to Revise Articles of Association